October 23, 2008

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (212) 798-6060</u>

Mr. Brian C. Sigman
Chief Financial Officer
Newcastle Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

> RE: **Newcastle Investment Corp.**
> **Form 10-K for the period ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for the period ended June 30, 2008**
> **Filed August 11, 2008**
> **File No. 1-31458**

Dear Mr. Sigman:

We have reviewed your response letter dated September 4, 2008 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your responses to our comments. Please additionally tell us what consideration you gave to EITF 99-20 when determining the appropriate guidance to follow when evaluating your securities for impairment. Please quantify the amount of securities that are within the scope of EITF 99-20, if any, and provide us with your analysis.

2. You state in your response that you do not believe that the securities in question have experienced credit impairment; however, we note that the S&P Equivalent Ratings for some of these securities disclosed in your Form 10-Q for the quarter

ended June 30, 2008 on page 10 are lower than the ratings for these securities that were disclosed in your 2007 Form 10-K (particularly for the CMBS – Large Loan which is at below-investment grade as of June 30, 2008). Please tell us if these securities were downgraded and if there have been any more downgrades since June 30, 2008. We note that any rating agency downgrade may represent the market's views that the security is impaired due to credit issues, which may impact your ability to assert that the decline in fair value is temporary and that you could hold the security until recovery or maturity.

3. You also state that you sold certain securities and loans in response to the unusually severe market conditions that you experienced in the first quarter of 2008. In light of the continuation of the worsening of the market conditions, please tell us if you have had to sell any more securities or loans since your last response and quantify the amounts, if applicable. Furthermore, you state that you are better-situated to address the adverse market conditions since you have significantly reduced your recourse debt. Please tell us if you have been required to post more collateral under your remaining repurchase agreements and, if applicable, the extent of this collateral.

4. You state that the majority of the securities in question are CMBS. Please additionally tell us the geographic breakout of the underlying commercial real estate.

Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3782.

Sincerely,

Jessica Barberich
Staff Accountant